Exhibit 99.1

Navios Maritime Acquisition Corporation

Announces

Extension of Time Charter for Six LR1 Product Tankers

MONACO, September 23, 2013—Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an owner and operator of tanker vessels, announced today that it has agreed to extend the existing charters on the LR1 Product Tankers Nave Atropos, Nave Rigel and Nave Ariadne for an additional 18 month period. Currently, these three vessels are on charter for $11,850 net per day plus 50% profit sharing.

The first 6 months of the charter extension will be performed at the existing base rate plus 50% profit sharing while the next 12 months at an increased base rate of $12,838 net per day plus 50% profit sharing.

Each vessel is expected to generate approximately $2.7 million of base EBITDA ($8.2 million on aggregate) for the extended charter period assuming operating expense approximating current operating costs.

The charterer has been granted an option for an additional 12 month period at an increased base rate of $13,825 net per day plus 50% profit sharing.

Navios Acquisition has also agreed to extend the existing charters on the LR1 Product Tankers Nave Cassiopeia, Nave Cetus and Nave Cielo. Currently these three vessels are on charter for $11,850 net per day plus 50% profit sharing. These charters have been extended for an additional 12 month period at an increased base rate of $12,838 net per day plus 50% profit sharing.

Each vessel is expected to generate approximately $1.9 million of base EBITDA ($5.8 million on aggregate) for the extended charter period of assuming operating expense approximating current operating costs.

The charterer has been granted an option for an additional 12 month period at an increased rate of $13,825 net per day plus 50% profit sharing.

Fleet Update

Navios Acquisition has contracted 97.2% and 75.5% of its available days on a charter-out basis for 2013 and 2014, respectively.

The average charter-out period of Navios Acquisition’s fleet is 2.5 years.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, competitive factors in the market in which Navios Acquisition operates; Navios Acquisition’s ability to maintain or develop new and existing customer relationships, including its ability to enter into charters for its vessels; risks associated with operations outside the United States; and other factors listed from time to time in Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Relations Contact

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com